                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT

       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                   For the fiscal year ended December 31, 1997

                          Commission File No.: 1-13079

                          Gaylord Entertainment Company
                               401(k) Savings Plan
                              (Full title of plan)

                          Gaylord Entertainment Company
                                One Gaylord Drive
                           Nashville, Tennessee 37214
             (Name of issuer of securities held pursuant to the plan
                   and address of principal executive office)

                          GAYLORD ENTERTAINMENT COMPANY
                               401(K) SAVINGS PLAN


                       FINANCIAL STATEMENTS AND SCHEDULES

                        AS OF DECEMBER 31, 1997 AND 1996

                                  TOGETHER WITH

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                          GAYLORD ENTERTAINMENT COMPANY
                               401(K) SAVINGS PLAN


                       FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1997 AND 1996


                                TABLE OF CONTENTS


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                       1

FINANCIAL STATEMENTS

  Statement of Net Assets Available for Benefits, with Fund Information -
      December 31, 1997                                                        2
  Statement of Net Assets Available for Benefits, with Fund Information -
      December 31, 1996                                                        3
  Statement of Changes in Net Assets Available for Benefits, with Fund
      Information for the Year Ended December 31, 1997                         4

NOTES TO FINANCIAL STATEMENTS                                                  5

SCHEDULES SUPPORTING FINANCIAL STATEMENTS

  Schedule I:     Item 27a - Schedule of Assets Held for Investment
                  Purposes at December 31, 1997                               13

  Schedule II:    Item 27d - Schedule of Reportable Transactions
                  for the Year Ended December 31, 1997                        16


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


Gaylord Entertainment Company
401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits, with fund information of the GAYLORD ENTERTAINMENT COMPANY 401(K) SAVINGS PLAN as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits, with fund information for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Gaylord Entertainment Company 401(k) Savings Plan as of December 31, 1997 and 1996, and the changes in its net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes (Schedule I) and reportable transactions (Schedule II) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets and changes in net assets for each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Nashville, Tennessee
June 5, 1998

                          GAYLORD ENTERTAINMENT COMPANY
                               401(K) SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                DECEMBER 31, 1997

                                 (IN THOUSANDS)


                          Core Stock   Stable Value   Balanced     Aggressive   International     Bond     GET Stock       CBS Stock
                             Fund          Fund        Fund        Stock Fund    Stock Fund       Fund        Fund           Fund
                          ----------   ------------   --------     ----------   -------------     ----     ---------       ---------
ASSETS:

  Investments               $22,455       $13,331      $15,985       $9,584         $2,751       $1,635       $2,320         $3,491

  Cash and cash
    equivalents                   -             -            -            -              -            -            -              -

  Loans to participants           -             -            -            -              -            -            -              -

  Interest and
    dividend income
     receivable                   -            12            -            -              -           50            -              -

  Transfers due among
    funds                       144           102          129          132             46           24           73              1
                            -------       -------      -------       ------         ------       ------       ------         ------


      Total Assets           22,599        13,445       16,114        9,716          2,797        1,709        2,393          3,492
                            -------       -------      -------       ------         ------       ------       ------         ------
LIABILITIES:

  Accrued
    administrative
    expenses                      -             -            -            -              -            -            -              -

      Total Liabilities           -             -            -            -              -            -            -              -
                            -------       -------      -------       ------         ------        -----       ------         ------
NET ASSETS AVAILABLE
  FOR BENEFITS              $22,599       $13,445      $16,114       $9,716         $2,797       $1,709       $2,393         $3,492
                            =======       =======      =======       ======         ======       ======       ======         ======




                                  Loans to      Control
                                Participants    Account     Total
                                ------------    -------     -----
ASSETS:

  Investments                      $    -        $   -     $71,552

  Cash and cash
    equivalents                         -          724         724

  Loans to participants             2,018            -       2,018

  Interest and
    dividend income
     receivable                         -            -          62

  Transfers due among
    funds                               -         (651)          -
                                   ------        -----     -------


      Total Assets                  2,018           73      74,356
                                   ------        -----     -------
LIABILITIES:

  Accrued
    administrative
    expenses                            -           10          10

      Total Liabilities                 -           10          10
                                   ------        -----     -------
NET ASSETS AVAILABLE
  FOR BENEFITS                     $2,018        $  63     $74,346
                                   ======        =====     =======


         The accompanying notes to financial statements are an integral part of this financial statement.

                          GAYLORD ENTERTAINMENT COMPANY
                               401(K) SAVINGS PLAN


      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                DECEMBER 31, 1996

                                 (IN THOUSANDS)



                                    Core Stock   Stable Value    Balanced     Aggressive   International                  GET Stock
                                       Fund          Fund         Fund        Stock Fund     Stock Fund     Bond Fund       Fund
                                    ----------   ------------    --------     ----------    ------------    ---------     ---------
ASSETS:

  Investments                         $18,317       $16,238       $13,868        $8,962        $1,921         $1,608        $4,936

  Cash and cash equivalents                 -             -             -             -             -              -             7

  Loans to participants                     -             -             -             -             -              -             -

  Investment income adjustment
     receivable                             -           219             -             -             -              -             -

  Interest and dividend income
     receivable                           731             -             -             -             -              8             -

  Transfers due among funds               160           121           124           135            36             23            73
                                      -------       -------       -------        ------        ------         ------        ------
       Total Assets                    19,208        16,578        13,992         9,097         1,957          1,639         5,016
                                      -------       -------       -------        ------        ------         ------        ------
LIABILITIES:

  Accrued administrative
     expenses                               -             -             -             -             -              -             -
                                      -------       -------       -------        ------        ------         ------        ------
       Total Liabilities                    -             -             -             -             -              -             -
                                      -------       -------       -------        ------        ------         ------        ------
NET ASSETS AVAILABLE FOR BENEFITS     $19,208       $16,578       $13,992        $9,097        $1,957         $1,639        $5,016
                                      =======       =======       =======        ======        ======         ======        ======




                                         Loans to        Control
                                        Participants      Account       Total
                                        ------------     --------       -----
ASSETS:

  Investments                               $    -        $    -       $65,850

  Cash and cash equivalents                      -           817           824

  Loans to participants                      1,759             -         1,759

  Investment income adjustment
     receivable                                  -             -           219

  Interest and dividend income
     receivable                                  -             -           739

  Transfers due among funds                      -          (672)            -
                                            ------         -----       -------
       Total Assets                          1,759           145        69,391
                                            ------         -----       -------
LIABILITIES:

  Accrued administrative
     expenses                                    -            11            11
                                            ------         -----       -------
       Total Liabilities                         -            11            11
                                            ------         -----       -------
NET ASSETS AVAILABLE FOR BENEFITS           $1,759         $ 134       $69,380
                                            ======         =====       =======




         The accompanying notes to financial statements are an integral part of this financial statement.

                          GAYLORD ENTERTAINMENT COMPANY
                               401(K) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                 (IN THOUSANDS)

                                                Stable
                                  Core Stock    Value      Balanced     Aggressive   International    Bond     GET Stock  CBS Stock
                                     Fund       Fund         Fund       Stock Fund    Stock Fund      Fund       Fund       Fund
                                  ----------    ------     --------     ----------   -------------    -----    ---------   -------
ADDITIONS:
  Contributions:
    Participants                    $ 1,486    $   943     $ 1,364        $1,391         $  436      $  207   $   597      $    -
    Employer, net of
      forfeitures                       512        358         405           454            138          70       212          (1)
                                    -------    -------     -------        ------         ------      ------   -------      ------
        Total contributions           1,998      1,301       1,769         1,845            574         277       809          (1)
                                    -------    -------     -------        ------         ------      ------   -------      ------
  Investment income:
    Net appreciation in fair
      value of investments            3,497        845       1,899           530             66          12       830         403

    Interest                              3         13           2             1              -           -         -           -
    Dividends                         2,190          -       1,274           694            133         141        78           6
                                    -------    -------     -------        ------         ------      ------   -------      ------
        Total investment
          income                      5,690        858       3,175         1,225            199         153       908         409
                                    -------    -------     -------        ------         ------      ------   -------      ------
        Total additions               7,688      2,159       4,944         3,070            773         430     1,717         408
                                    -------    -------     -------        ------         ------      ------   -------      ------
DEDUCTIONS:
  Benefits paid to
    participants                      4,399      4,584       3,053         1,981            359         449       538         347
  Other                                  56         60          40            25              6           4        10           3
                                    -------    -------     -------        ------         ------      ------   -------      ------
        Total deductions              4,455      4,644       3,093         2,006            365         453       548         350
                                    -------    -------     -------        ------         ------      ------   -------      ------
LOANS TO PARTICIPANTS                   171        103          85            54             17          10        44          13

INTERFUND TRANSFERS                     329       (545)        356          (391)           449         103    (3,748)      3,447
                                    -------    -------     -------        ------         ------      ------   -------      ------
NET INCREASE (DECREASE)               3,391     (3,133)      2,122           619            840          70    (2,623)      3,492

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                19,208     16,578      13,992         9,097          1,957       1,639     5,016           -
                                    -------    -------     -------        ------         ------      ------   -------      ------
    End of year                     $22,599    $13,445     $16,114        $9,716         $2,797      $1,709   $ 2,393      $3,492
                                    =======    =======     =======        ======         ======      ======   =======      ======


                                         Loans to     Control
                                       Participants   Account      Total
                                       ------------   -------      -----
ADDITIONS:
  Contributions:
    Participants                        $    191      $    -     $  6,615
    Employer, net of
      forfeitures                              -           -        2,148
                                          ------       -----      -------
        Total contributions                  191           -        8,763
                                          ------       -----      -------
  Investment income:
    Net appreciation in fair
      value of investments                     -           -        8,082

    Interest                                   -           -           19
    Dividends                                  -           -        4,516
                                          ------       -----      -------
        Total investment
          income                               -           -       12,617
                                          ------       -----      -------
        Total additions                      191           -       21,380
                                          ------       -----      -------
DEDUCTIONS:
  Benefits paid to
    participants                             429          51       16,190
  Other                                        -          20          224
                                          ------       -----      -------
        Total deductions                     429          71       16,414
                                          ------       -----      -------
LOANS TO PARTICIPANTS                      (497)           -            -

INTERFUND TRANSFERS                            -           -            -
                                          ------       -----      -------
NET INCREASE (DECREASE)                      259         (71)       4,966

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                      1,759         134       69,380
                                          ------       -----      -------
    End of year                           $2,018       $  63      $74,346
                                          ======       =====      =======


         The accompanying notes to financial statements are an integral part of this financial statement.

                          GAYLORD ENTERTAINMENT COMPANY
                               401(K) SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996


 1.   DESCRIPTION OF PLAN

      The following summary of the Gaylord Entertainment Company 401(k) Savings Plan (the "Plan") is provided for general information purposes. Participants should refer to the Plan Document for more complete information.

      PURPOSE OF THE PLAN

      The Plan was established on October 1, 1980, to encourage and assist employees in adopting a regular savings program and to help provide additional security for their retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      Prior to January 1, 1992, the Plan was named "The Retirement Savings Plan and Trust for Employees of The Oklahoma Publishing Company and Affiliated Corporations (the `Prior Plan')" and participants in the Prior Plan included employees of both the Oklahoma Publishing Company ("OPUBCO") and the Gaylord Entertainment Company (the "Company"). As a result of reorganization on October 30, 1991, in which both OPUBCO and the Company participated, effective July 1, 1992, the net assets related to participating employees of OPUBCO were transferred to the newly established "Retirement Savings Plan and Trust for the Employees of The Oklahoma Publishing Company," and the Prior Plan was restated and named "The Retirement Savings Plan and Trust for Employees of Gaylord Entertainment Company and Affiliated and Adopting Corporations."

      Since that time, the Plan has been amended and restated both on January 1, 1995 and April 1, 1996. As part of the April 1, 1996 amendment and restatement, the Plan became the "Gaylord Entertainment Company 401(k) Savings Plan."

      ELIGIBILITY

      An employee is eligible to participate in the Plan upon the earliest of January 1, April 1, July 1 or October 1 (the "entry dates") as of which such employee has both completed one thousand hours of service during an eligibility computation period, as defined by the Plan, and attained the age of twenty-one years. Classes of employees excluded from participation in the Plan include (see the Plan Document for more complete information):
      (1) certain employees covered by collective bargaining agreements, (2) casual employees, (3) leased employees and (4) hourly employees who were hired on an "on-call" basis.

      Participation in the Plan is voluntary. In order to participate, an eligible employee must apply for participation on the Plan's application for enrollment form at least twenty days prior to the entry date on which the employee desires to begin participation.

      CONTRIBUTIONS AND VESTING

      A participant may elect to make tax deferred contributions in amounts between one and sixteen percent of his or her compensation through regular payroll deferrals (the "compensation reduction contribution"). For each compensation reduction contribution, the Company makes a contribution (the "employer matching contribution") to the Plan in an amount equal to fifty percent of that portion of the participant's compensation reduction contribution which is not in excess of six percent of the participant's compensation.

      Participants are fully vested at all times in their compensation reduction contributions, rollover contributions and any earnings thereon. Participants vest in the employer matching contributions beginning at forty percent after completing two years of service, as defined by the Plan, increasing by twenty percent with each additional year of service. As such, participants with five or more years of service are fully vested in their entire account balances. Participants retiring at the normal retirement age or becoming permanently and totally disabled, as defined by the Plan, are fully vested in their entire account balances. The forfeited balances of terminated participants' nonvested accounts are used to reduce future employer contributions. In general, the Plan has the right to limit employee and employer contributions in order to comply with ERISA and the Internal Revenue Code.

      INVESTMENT OPTIONS

      Participants may direct the investment of all contributions and prior account balances into funds established by the Plan. Participants can allocate their investments in 1% increments in seven investment funds:

          Core Stock Fund-            Invests in shares of a fund of an equity separate account
                                      that invests primarily in a portfolio of common stocks
                                      and American Depository Receipts.

          Stable Value Fund-          Invests in a combination of guaranteed investment
                                      contracts with unaffiliated insurance companies and
                                      investment contract common collective trust funds issued
                                      by banks.

          Balanced Fund-              Invests in shares of a fund of a registered investment
                                      company that invests in a combination of stocks and
                                      convertible securities which are deemed to offer the
                                      potential for capital growth and/or income over the
                                      intermediate and long-term.

          Aggressive Stock Fund-      Invests in shares of a fund of a registered investment
                                      company that invests primarily in common stocks,
                                      emphasizing small to medium-size emerging-growth
                                      companies.

          International Stock Fund-   Invests in shares of a fund of a registered investment
                                      company that invests primarily in common stocks and
                                      convertibles of foreign issuers.

          Bond Fund -                 Invests in shares of a fund of a registered investment
                                      company that invests in debt securities, including U.S.
                                      government securities, corporate bonds, mortgage-related
                                      securities and securities denominated in foreign currencies.

          GET Stock Fund-             Invests in shares of Gaylord Entertainment Company
                                      common stock.


      Participants can elect to change their investment allocations at any time by use of a telephone voice response system maintained for such purpose. Participants may allocate no more than 30% of their contributions and account balances to the GET Stock Fund.

      DISTRIBUTIONS

      Participants may withdraw their vested account balances upon retirement, death, disability, termination of employment, or early retirement as defined by the Plan. Participants can choose to have the amount of their vested account balances either paid to them in lump sum, rolled over directly into another qualified Plan or individual retirement account, or used to purchase an annuity with an unaffiliated insurance company. Participants with vested account balances less than $3,500 automatically receive lump sum distributions.

      In the event of financial hardship (as defined by the Plan) or where a participant has attained the age of 59-1/2 years, a participant may elect, while still in the employment of the Company, to withdraw all or part of the amount invested in his or her account from compensation reduction contributions. Cases of financial hardship are reviewed and approved by the Plan's Benefits Trust Committee or its designee in accordance with the applicable provisions of ERISA. A participant may elect at any time to withdraw amounts that were contributed to the Plan as a rollover contribution (subject to certain limitations of the Plan).

      Upon the death of a participant who has an Hour of Service prior to January 1, 1992, and prior to the start of his or her benefit payments, the participant's spouse (if any) is eligible to receive benefits in the form of a qualified pre-retirement survivor annuity. If, at the time of death, a participant's vested account balance was less than $3,500, a lump sum distribution, rather than a qualified pre-retirement survivor annuity, is made to the eligible surviving spouse.

      TRUSTEE

      The assets of the Plan are administered under the terms of a trust agreement between the Company and Charles Schwab Trust Company.

      PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, participants vest fully in their account balances.

      ADMINISTRATIVE EXPENSES

      Substantially all administrative expenses of the Plan are paid by the plan participants based on a pre-determined percentage of net assets of the Plan.

      LOANS TO PARTICIPANTS

      A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to 60 months unless the loan is to be used to acquire, construct or substantially reconstruct the participant's principal residence. Each loan bears an interest rate of prime plus 2% and is fixed over the life of the note. The interest rate at December 31, 1997 was 10.5%.

      PLAN AMENDMENTS

      During 1997, the Plan was amended to fully vest all participants who were terminated during the year as a result of the Merger (see Note 7) and certain other Company restructurings. In order to give participants who were terminated the ability to fully transfer their investment balances into another employers' qualified benefit plan, an amendment was made to allow transferability of outstanding loan balances into another plan.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

      The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

      INCOME RECOGNITION

      Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

      INVESTMENT VALUATION

      Cash equivalents are stated at cost, which approximates market value. Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price. Investment contracts are reported at contract value, which approximates fair value, as of December 31, 1997 and 1996, respectively, in accordance with SOP 94-4 "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Plans."

      NET APPRECIATION IN FAIR VALUE OF INVESTMENTS

      Net realized and unrealized appreciation is recorded in the accompanying statement of changes in net assets available for benefits, with fund information, as net appreciation in fair value of investments.


 3.   CONTRACTS WITH INSURANCE COMPANIES

      The Plan has investment contracts with unaffiliated companies which expire in various years and typically reinvest funds from expiring contracts into new investment contracts. These contracts pay a stated rate of interest and require that all interest be reinvested in the respective contracts. One such contact was an investment with the Executive Life Insurance Company ("Executive Life").

      On April 11, 1991, the Insurance Commissioner of California placed Executive Life into conservatorship. On February 9, 1994, the Retirement Savings Plan Committee elected, on behalf of the Plan, to opt into a Court appointed Rehabilitation Plan (the "Rehabilitation Plan") whereby the original investment in Executive Life would be replaced by an "Interest Only Pension GIC Contract" with Aurora National Life Assurance ("Aurora"). This restructured contract paid a fixed rate of interest, provided for recovery of the majority of the investment's original principal value and accrued interest as of April 1, 1991, and extended the original maturity of the investment to September 3, 1998.

      Under the terms of the Rehabilitation Plan, amounts distributed by Aurora were restricted from access and deposited in the name of the Plan into the Executive Life Insurance Company Rehabilitation Plan Holdback Trust (the "Holdback Trust") as appointed by the Superior Court of California. During fiscal 1996, this investment in the Holdback Trust was distributed to the Plan.

      As of December 31, 1996, the amount equal to the difference between the original carrying value of the Executive Life contract and the contract value of the rehabilitated investment with Aurora was carried as an investment income adjustment receivable in the accompanying statement of net assets. During 1997, an amendment was made to the Plan allowing a one-time contribution from the Company in the amount of the investment income adjustment receivable. On April 18, 1997, the Plan received this one-time contribution from the Company.


 4.   INVESTMENTS IN EXCESS OF 5% OF NET ASSETS

      As of December 31, 1997 and 1996, the following investments were in excess of 5% of net assets:

                                                            1997           1996
                                                          -------        -------
      John Hancock Diversified Stock Fund (1K)            $22,455        $18,317
      Dodge and Cox Balanced Fund                          15,985         13,868
      Firstar Trust Company Institutional
         Investors GIC Fund                                10,776         13,661

      AIM Constellation Fund                                9,584          8,962
      Gaylord Entertainment Company
         common stock
                                                            2,320          4,936


5.    TAX STATUS

      The Plan obtained its latest determination letter on December 3, 1997, for all Plan amendments made up to November 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. A determination letter has not been requested for all amendments made subsequent to November 1996; however the Plan Administrator and the Plan's tax counsel believe the Plan is currently being operated in compliance with applicable requirements of the Internal Revenue Code. Therefore, they believe the Plan is qualified, and the related trust is tax exempt as of the financial statement date.

6.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      As discussed in Note 2, the financial statements of the Plan, as prepared under generally accepted accounting principles, record distributions to participants as deductions when paid. The Department of Labor requires that amounts allocated to participants who have elected to withdraw from the Plan, but have not yet been paid, be recorded as a liability on the Form 5500.

      The following is a reconciliation of the net assets available for plan benefits and benefits payable at December 31, 1997 and 1996, per the financial statements to the Form 5500 (in thousands).

                                                                              NET ASSETS AVAILABLE
                                              BENEFITS PAYABLE                    FOR BENEFITS
                                            ---------------------          -------------------------
                                             1997          1996               1997            1996
                                            ------       --------          ---------       ---------
         Per the financial
            statements                      $    -       $      -          $  74,346       $  69,380

         Deduct:  Amounts
            allocated to
            withdrawing
            participants                        74            125                (74)           (125)
                                            ------       --------          ---------       ---------
         Per the Form 5500                  $   74       $    125          $  74,272       $  69,255
                                            ======       ========          =========       =========

      The following is a reconciliation of benefits paid to participants for the year ended December 31, 1997, per the financial statements to the Form 5500 (in thousands).

                                                                          1997
                                                                       ---------
         Per the financial statements                                  $  16,190
         Add:  Amounts allocated to withdrawing participants at
           December 31, 1997
                                                                              74
         Deduct:  Amounts allocated to withdrawing participants at
           December 31, 1996
                                                                            (125)
                                                                       ---------
         Per the Form 5500                                             $  16,139
                                                                       =========

 7.   MERGER

      On October 1, 1997, the Company merged with a subsidiary of CBS, Inc. ("CBS", formerly Westinghouse Electric Corporation) (the "Merger"). Immediately prior to the Merger, the Company was restructured so that certain assets and liabilities that were part of the Company's hospitality, attractions, music, television and radio businesses, including all of the Company's long-term debt, were transferred to New Gaylord Entertainment Company ("New Gaylord"), a wholly owned subsidiary of the Company. As a result of the restructuring and the Merger, substantially all of the assets of the Company's cable networks business (other than CMT International and Z Music) (the "Cable Networks Business"), and certain liabilities related thereto, were held by the Company and were acquired by CBS in the Merger. The Plan and its trust were assigned to New Gaylord and the obligations thereunder were assumed by New Gaylord.

      On September 30, 1997, (immediately following the restructuring but prior to the Merger), the Company distributed pro rata to its stockholders all of the outstanding capital stock of New Gaylord, resulting in a redistribution of stock equal to one third the number of shares held by each participant. At the time of the Merger, the Company's stockholders received shares of CBS common stock valued at the agreed upon transaction price of $1,550,000,000, at a per share consideration of .606 share of CBS common stock for every share of Gaylord Entertainment Company common stock. Accordingly, 134,691 shares of CBS common stock were received by the Plan and allocated to the participants based upon the number of shares held in each participant's GET Stock Fund account prior to the Merger. These shares are held in a non-participant directed fund (CBS Stock Fund). As required by the Retirement Savings Plan Committee, each participant is required to sell his or her CBS common stock prior to September 30, 1998, at which time, all shares remaining in this fund will be sold by the trustee with proceeds reinvested consistent with each participant's then-current future contribution elections.

      At the time of the Merger, an amendment was made to the Plan which fully vested all Cable Network Business employees who participated in the Plan prior to the Merger. The Plan will continue to maintain the investment balances for these participants; however, these former employees are no longer allowed to contribute to the Plan.

      No part of the Plan or its assets were merged with any employee benefit plan of CBS. Upon completion of the Merger and assignment, New Gaylord changed its name to Gaylord Entertainment Company.

                                                                      Schedule I
                                                                     Page 1 of 3

                          GAYLORD ENTERTAINMENT COMPANY
                               401(K) SAVINGS PLAN


           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              AT DECEMBER 31, 1997

                                 (IN THOUSANDS)


                                               DESCRIPTION OF INVESTMENT,
IDENTITY OF ISSUER, BORROWER, LESSOR,           INCLUDING MATURITY DATE,
         OR SIMILAR PARTY                    RATE OF INTEREST OR COLLATERAL                COST      CURRENT VALUE
-------------------------------------        ------------------------------             -----------  -------------
Core Stock Fund:
----------------

Investments:
    John Hancock Diversified
       Stock Fund (1K)                         Equity separate account                  $    18,845   $    22,455
                                                                                        -----------   -----------
          Total in Core Stock Fund                                                           18,845        22,455
                                                                                        -----------   -----------

Stable Value Fund:
------------------

Investments:
    Aurora National Life                       Group annuity contract,
       Insurance Company                         5.61%, 9/3/98 (a)                            2,555         2,555
    Firstar Trust Company                      Common and collective trust
       Institutional Investors GIC               fund
       Fund                                                                                   9,948        10,776
                                                                                        -----------   -----------
          Total in Stable Value Fund                                                         12,503        13,331

Balanced Fund:
--------------
Investments:
    Dodge and Cox Balanced Fund                Equity and fixed income
                                                 mutual fund
                                                                                             13,999        15,985
                                                                                        -----------   -----------
          Total in Balanced Fund                                                             13,999        15,985
                                                                                        -----------   -----------



                     (a) See Note 3 to financial statements.

                                   (continued)

                 The accompanying notes to financial statements
              are an integral part of this supplemental schedule.

                                                                      Schedule I
                                                                     Page 2 of 3

                          GAYLORD ENTERTAINMENT COMPANY
                               401(K) SAVINGS PLAN


           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              AT DECEMBER 31, 1997

                                 (IN THOUSANDS)

                                   (continued)

                                               DESCRIPTION OF INVESTMENT,
IDENTITY OF ISSUER, BORROWER, LESSOR,           INCLUDING MATURITY DATE,
         OR SIMILAR PARTY                    RATE OF INTEREST OR COLLATERAL                COST      CURRENT VALUE
-------------------------------------        ------------------------------             -----------  -------------

Aggressive Stock Fund:
----------------------

Investments:
    AIM Constellation Fund                     Equity mutual fund                       $     9,177   $     9,584
                                                                                        -----------   -----------
          Total in Aggressive Stock
             Fund                                                                             9,177         9,584
                                                                                        -----------   -----------


International Stock Fund:
-------------------------

Investments:
    American AAdvantage                        Equity mutual fund
      International Equity Fund-
      Institutional Class                                                                     2,642         2,751
                                                                                        -----------   -----------
          Total in International
            Stock Fund                                                                        2,642         2,751
                                                                                        -----------   -----------


Bond Fund:
----------

Investments:
    PIMCO Total Return Fund                    Debt securities and fixed
                                                  income mutual fund                          1,614         1,635
                                                                                        -----------   -----------

          Total in Bond Fund                                                                  1,614         1,635
                                                                                        -----------   -----------




                                   (continued)

                 The accompanying notes to financial statements
              are an integral part of this supplemental schedule.

                                                                      Schedule I
                                                                     Page 3 of 3

                          GAYLORD ENTERTAINMENT COMPANY
                               401(K) SAVINGS PLAN


           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              AT DECEMBER 31, 1997

                                 (IN THOUSANDS)

                                   (continued)

                                               DESCRIPTION OF INVESTMENT,
IDENTITY OF ISSUER, BORROWER, LESSOR,           INCLUDING MATURITY DATE,
         OR SIMILAR PARTY                    RATE OF INTEREST OR COLLATERAL                COST      CURRENT VALUE
-------------------------------------        ------------------------------             -----------  -------------
     GET Stock Fund:
     ---------------

     Investments:
 *       Gaylord Entertainment                      Common stock, 72,642 shares
             Company                                                                    $       246   $     2,320
                                                                                        -----------   -----------
                Total in GET Stock Fund                                                         246         2,320
                                                                                        -----------   -----------

     CBS Stock Fund:
     ---------------
     Investments:
 *       CBS, Inc.                                  Common stock, 118,607 shares              4,453         3,491
                                                                                        -----------   -----------
                Total in CBS Stock Fund                                                       4,453         3,491
                                                                                        -----------   -----------


     Loans to Participants:
     ----------------------
 *       Various                                    Loans to participants - fixed
                                                    interest rates of prime plus 2%           2,018         2,018
                                                                                        -----------   -----------

                Total Loans to Participants                                                   2,018         2,018
                                                                                        -----------   -----------

                  Total Assets Held for
                      Investment Purposes                                               $    65,497   $    73,570
                                                                                        ===========   ===========





                       (*) Represents a party in interest.


                 The accompanying notes to financial statements
              are an integral part of this supplemental schedule.

                                                                     Schedule II
                          GAYLORD ENTERTAINMENT COMPANY
                               401(K) SAVINGS PLAN


                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                                                     PURCHASES
                                                                             --------------------------
IDENTITY OF ISSUER, BORROWER, LESSOR OR                                        NUMBER OF      PURCHASE
             SIMILAR PARTY                 DESCRIPTION OF INVESTMENT         TRANSACTIONS       PRICE
---------------------------------------    -------------------------         ------------    ----------

AIM Constellation Fund                     Equity mutual fund                     232        $3,271,119

Dodge and Cox Balanced Fund                Equity and fixed income
                                              mutual fund                         200         4,251,136

Firstar Institutional Investors GIC Fund   Common and collective trust
                                              fund                                232         3,054,198

John Hancock Diversified Stock Fund (1K)   Equity separate account                223         6,742,283


                                                                      SALES
                                           ----------------------------------------------------------
IDENTITY OF ISSUER, BORROWER, LESSOR OR      NUMBER OF       SELLING        COST OF
             SIMILAR PARTY                 TRANSACTIONS       PRICE         ASSETS         NET GAIN
---------------------------------------    ------------    ----------     ----------      -----------

AIM Constellation Fund                         317         $3,142,518     $ 2,751,371     $  391,147

Dodge and Cox Balanced Fund
                                               371          3,910,466       3,278,156        632,310

Firstar Institutional Investors GIC Fund
                                               308          6,662,027       6,282,611        379,416

John Hancock Diversified Stock Fund (1K)       383          6,013,782       4,774,672      1,239,110









                 The accompanying notes to financial statements
              are an integral part of this supplemental schedule.

The following is a complete list of Exhibits filed or incorporated by reference as part of this annual report:

                                    EXHIBITS


23     Consent of Independent Public Accountants...........................  E-1



                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Gaylord Entertainment Company 401(k) Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   GAYLORD ENTERTAINMENT COMPANY
                                   401(k) SAVINGS PLAN
                                   By:    Plan Committee for the Amended and
                                          Restated Gaylord Entertainment Company
                                          401(k) Savings Plan

Date:  6/29/98                     By: /s/ Rod Conner
     --------------                   ------------------------------------------
                                   Name: Rod Conner
                                        ----------------------------------------
                                   Title: Sr. VP & CAO
                                         ---------------------------------------